SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                              The Dress Barn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   261570105
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                                 (CUSIP Number)


                                 Elliot S. Jaffe
                              The Dress Barn, Inc.
                                30 Dunnigan Drive
                             Suffern, New York 10901
                                 (845) 369-4500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                    December 7, 2000, as of December 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                             (Page 1 of 6 Pages)

CUSIP No.261570105                     13D                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Jaffe FLP Voting Trust (the "Family Trust") and Elliot S. Jaffe, as Trustee
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,655,330*
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,655,330*
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,655,330*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.75%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________

     * In his individual capacity and not as Trustee of the Family Trust, Mr. Jaffe beneficially owns additional shares of Common Stock as described in Item
5. Pursuant to Rule 13d-1(k)(2) of the Securities and Exchange Act of 1934, Mr. Jaffe has filed a separate Schedule 13G with respect to such individual beneficial ownership.

CUSIP No.261570105                    13D                   Page 3 of 6 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock") of The Dress Barn, Inc., a Connecticut company (the "Company"). The principal executive office of the Company is located at 30 Dunnigan Drive, Suffern, New York 10901.

________________________________________________________________________________
Item 2.  Identity and Background.

     This statement on Schedule 13D is being filed by the Family Trust and by Elliot S. Jaffe, as Trustee of the Family Trust. The Family Trust is organized under the laws of the State of Connecticut. In addition to acting as Trustee of the Family Trust, Mr. Jaffe in his individual capacity also serves as chief executive officer of the Company and chairman of the board of directors of the Company. The business address of the Trustee is 30 Dunnigan Drive, Suffern, New York 10901.

     During the past five years,  neither  the Family  Trust nor the Trustee has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     The Trustee is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a Trust Agreement dated as of July 6, 2000 (the "Trust Agreement"), entered into between the Jaffe Family Limited Partnership, a Connecticut limited partnership (the "Partnership"), as Settlor, and Elliot S. Jaffe, as Trustee, the Partnership transferred and assigned to the Trustee 3,655,330 shares of Common Stock. The Trust Agreement provides that the Trustee, in his sole discretion, shall pay income and principal from the Family Trust to the Partnership, and, if the Partnership no longer exists, then to its successors in interest. The Trustee also acts as a general partner of the Partnership.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The shares of Common Stock owned by the Family Trust were acquired for investment purposes and in connection with influencing the control of the Company.

_______________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The Family Trust and the Trustee beneficially own 3,655,330 shares of Common Stock (19.75%). The Trustee has sole power to vote and dispose of the shares of Common Stock owned by the Family Trust and is deemed to be an indirect beneficial owner of such shares.

CUSIP No.261570105                    13D                   Page 4 of 6 Pages

     (b) In his individual capacity, Mr. Jaffe has the power to vote and to dispose of shares of Common Stock as follows:

          (i)  173,336 shares of Common Stock (0.94%) directly owned;

          (ii) 34,310 shares of Common Stock (0.19%) owned by The Jaffe Family Foundation, a New York not-for-profit corporation (the "Foundation"). Mr. Jaffe shares the power to vote and to dispose of the shares of Common Stock owned by the Foundation with Roslyn
               S. Jaffe and David R. Jaffe. Mr. Jaffe disclaims beneficial ownership of the shares of Common Stock owned by the Foundation; and

          (iii) 8,800 shares owned by Mr. Jaffe covered by options exercisable within 60 days of December 5, 2000.

     (c)  In  his  individual   capacity,   Mr.  Jaffe  effected  the  following
transactions of shares of Common Stock during the past 60 days:

          (i) sale of 2,500 shares of Common Stock on November 3, 2000 at a price per share of $25.9375 in the open market, upon the exercise of options at an exercise price

          (ii) sale of 6,000 shares of Common Stock on November 3, 2000 at a price per share of $25.75 in the open market, upon the exercise of options at an exercise price of $14.063;

          (iii) sale of 2,600 shares of Common Stock on November 3, 2000 at a price per share of $25.8125 in the open market, upon the exercise of options at an exercise price of $14.063;

          (iv) sale of 4,000 shares of Common Stock on November 3, 2000 at a price per share of $25.6875 in the open market, upon the exercise of options at an exercise price of $14.063;

          (v) sale of 2,000 shares of Common Stock on November 7, 2000 at a price per share of $26.00 in the open market, upon the exercise of options at an exercise price of $14.063;

          (vi) sale of 5,500 shares of Common Stock on November 7, 2000 at a price per share of $26.0625 in the open market, upon the exercise of options at an exercise price of $14.063;

          (vii) sale of 2,000 shares of Common Stock on November 8, 2000 at a price per share of $26.1875 in the open market, upon the exercise of options at an exercise price of $14.063;

CUSIP No.261570105                    13D                   Page 5 of 6 Pages

          (viii) sale of 2,000 shares of Common Stock on November 8, 2000 at a price per share of $26.25 in the open market, upon the exercise of options at an exercise price of $14.063;

          (ix) sale of 3,000 shares of Common Stock on November 8, 2000 at a price per share of $26.3125 in the open market, upon the exercise of options at an exercise price of $14.063;

          (x) sale of 400 shares of Common Stock on November 8, 2000 at a price per share of $26.375 in the open market, upon the exercise of options at an exercise price of $14.063;

          (xi) sale of 1,200 shares of Common Stock on November 8, 2000 at a price per share of $26.375 in the open market, upon the exercise of options at an exercise price of $8.68;

          (xii) sale of 6,500 shares of Common Stock on November 17, 2000 at a price per share of $27.2188 in the open market upon the exercise of options at an exercise price of $8.68; and

          (xiii) sale of 3,500 shares of Common Stock on November 17, 2000 at a price per share of $27.1875 in the open market upon the exercise of options at an exercise price of $8.68.

     (d) The Trustee has the power in his sole discretion to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Family Trust to the Partnership, as beneficiary of the Family Trust.

_______________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Item 3 and Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


Exhibit A         Trust Agreement

________________________________________________________________________________

CUSIP No.261570105                    13D                   Page 6 of 6 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 7, 2000



                                            JAFFE FLP VOTING TRUST
                                             By:/s/ Elliot S. Jaffe
                                            Elliot S. Jaffe, Trustee